Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

September 16, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Amendment No. 3 to Form 8-K
Filed July 22, 2011
File No. 000-52346

Ladies and Gentlemen:

We are writing with respect to the August 31, 2011 letter to the Company (the “Comment Letter”) of the Staff of the Securities and Exchange Commission relating to the aforementioned filings of the Company.

We hereby respectfully request an extension to respond to the comments set forth in the Comment Letter until the close of business on September 30, 2011.  The Company requests the additional time to complete accurate translations of some supporting documents requested by the Staff.  They are diligently working to conclude this work in a timely manner.

Thank you for your attention to this matter.

Best regards,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.